S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  2-07

              February 23, 2007

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 5,800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company is a placee for 200,000 of the units.  A 7% finder’s fee will be payable on a portion of the placement.  The private placement is subject to regulatory acceptance.

OPTIONS GRANTED

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.   The options have a ten-year term which will expire February 23, 2017.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.